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Exhibit 99.3

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2017 and February 29, 2016 and the consolidated statements of operations and comprehensive loss, cash flows and changes in equity (deficiency) for each of the years in the two-year period ended February 28, 2017, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 28, 2017 and February 29, 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2017 in accordance with United States generally accepted accounting principles.

Emphasis of matter

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ottawa, Canada
May 26, 2017

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

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CONSOLIDATED BALANCE SHEETS

Expressed in US$000's except share amounts

	Note	As at February 28, 2017	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	4	4,073	4,277
Trade receivables	5	11,876	18,986
Inventory	6	21,415	22,702
Other current assets	7	1,791	2,777

		39,155	48,742
Long-term Assets
Property and equipment	8	2,517	3,702
Intangible assets	9	336	623

		2,853	4,325

Total Assets	11	42,008	53,067

Liabilities
Current Liabilities
Debt facility	11	17,030	22,152
Accounts payable and accrued liabilities	10	25,206	23,832
Deferred revenue		539	1,944
Deferred tax liability	19	148	294
Warrant liability	12, 16	—	117

		42,923	48,339
Long-term Liabilities
Deferred revenue		435	498
Warrant liability	12, 16	1,090	3

		1,525	501
Commitments and contingencies	14
Shareholders' Equity (Deficiency)
Capital stock	12	229,995	221,128
Contributed surplus	12	10,503	9,235
Deficit		(234,113)	(218,225)
Accumulated other comprehensive loss		(9,618)	(9,618)

Total Shareholders' Equity (Deficiency)		(3,233)	2,520
Non-controlling interest	3	793	1,707

Total Equity (Deficiency)		(2,440)	4,227

Total Liabilities and Equity (Deficiency)		42,008	53,067

Shares issued and outstanding	12	7,305,219	3,020,069

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

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CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US$000's except share and per share amounts

		Twelve months ended
	Note	February 28, 2017	February 29, 2016
REVENUE
Hardware and other	17, 18	32,742	70,491
Services	17, 18	11,174	15,804

		43,916	86,295

COST OF SALES
Hardware and other	6	25,672	58,991
Services	6	5,477	8,917
Inventory provision	6	953	4,416

		32,102	72,324

Gross profit		11,814	13,971

EXPENSES
Research and development	8, 12	7,825	13,406
Selling and marketing	8, 12	7,363	10,572
General and administrative	5, 8, 12	12,734	13,798

		27,922	37,776

Loss before other items		(16,108)	(23,805)
Goodwill impairment		—	(11,927)
Restructuring costs		—	(1,549)
Amortization of deferred financing cost	11	(442)	—
Amortization of intangible assets	9	(369)	(577)
Accretion expense		(102)	(205)
Interest expense	11, 16	(1,464)	(2,014)
Warrant issuance expenses		(561)	—
Change in fair value of warrant liability	12	4,242	1,119
Foreign exchange loss		(110)	(331)

Loss before income taxes		(14,914)	(39,289)

Income tax expense	19	783	2,275

Net loss and comprehensive loss		(15,697)	(41,564)
Net income attributable to non-controlling interest		(191)	(740)

Net loss and comprehensive loss attributable to shareholders		(15,888)	(42,304)

Net loss and comprehensive loss per share
Basic and diluted	13	(3.26)	(14.01)
Weighted average shares outstanding
Basic and diluted	13	4,879,738	3,019,259

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US$000's

		Twelve months ended
	Note	February 28, 2017	February 29, 2016
Operating activities
Net loss		(15,697)	(41,564)
Items not affecting cash
Goodwill impairment		—	11,927
Amortization of deferred financing cost	11	442	—
Amortization of property and equipment	8	1,791	1,931
Amortization of intangible assets	9	369	577
Accretion expense		102	205
Change in fair value of warrant liability	12	(4,242)	(1,119)
Stock-based compensation	12	750	988
Unrealized foreign exchange loss		114	485
Deferred income tax expense		(146)	1,841

		(16,517)	(24,729)
Changes in non-cash working capital items	15	9,344	18,236

		(7,173)	(6,493)

Investing activities
Acquisition of property and equipment		(606)	(1,311)
Acquisition of intangible assets		(82)	(406)

		(688)	(1,717)

Financing activities
Repayments on capital lease obligation		(55)	(507)
Proceeds from debt facility	11	—	1,300
Repayment of debt facility	11	(5,122)	(11,548)
Dividend paid to non-controlling interest in DW-HFCL	3	(1,105)	—
Issuance of warrants	12	5,809	—
Issuance of common shares, net		8,244	35

		7,771	(10,720)

Effect of foreign exchange on cash and cash equivalents		(114)	(485)
Net decrease in cash and cash equivalents		(204)	(19,415)
Cash and cash equivalents at beginning of period		4,277	23,692

Cash and cash equivalents at end of period		4,073	4,277

Cash paid during the period for interest		1,320	2,335

Cash paid during the period for taxes		1,061	522

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

Expressed in US$000's except share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non-controlling Interest	Equity (Deficiency)
Balance as at February 28, 2015	3,011,632	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

Stock-based compensation	—	—	988	—	—	—	988
Exercise of restricted share units	2,400	133	(133)	—	—	—	—
Share issuance — ESPP	6,037	43	(8)	—	—	—	35
Net income (loss)	—	—	—	(42,304)	—	740	(41,564)

Balance as at February 29, 2016	3,020,069	$221,128	$9,235	$(218,225)	$(9,618)	$1,707	$4,227

Stock-based compensation	—	—	750	—	—	—	750
Share issuance	2,423,878	4,232	—	—	—	—	4,232
Exercise of pre-funded warrants	30,164	—	—	—	—	—	—
Exercise of warrants	1,811,578	4,562	—	—	—	—	4,562
Exercise of options	18,220	69	(26)	—	—	—	43
Share issuance — ESPP	1,310	4	—	—	—	—	4
Fair value of warrants to Comerica	—	—	544	—	—	—	544
Dividend paid to non-controlling interest in DW-HFCL	—	—	—	—	—	(1,105)	(1,105)
Net income (loss)	—	—	—	(15,888)	—	191	(15,697)

Balance as at February 28, 2017	7,305,219	$229,995	$10,503	$(234,113)	$(9,618)	$793	$(2,440)

See Note 1: Nature of Business, Basis of Presentation and Going Concern
See accompanying notes

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US$000's except share and per share amounts

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DRWI and on the NASDAQ Capital Market under the symbol DRWI.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA; DragonWave PTE. LTD., incorporated in Singapore; DragonWave S.à r.l., incorporated in Luxembourg; DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China; DragonWave Mexico S.A. de C.V., incorporated in Mexico; Axerra Networks Asia Pacific Limited, incorporated in Hong Kong; DragonWave India Private Limited, incorporated in India; and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Limited, incorporated in India. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        The consolidated financial statements for the year ended February 28, 2017 have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future. The Company has a history of losses and has consumed significant cash resources in the past, and has continued to do so in the year ended February 28, 2017. During the last two fiscal years, additional pressure has been placed on the Company's liquidity position as a result of reduced revenue from a significant Original Equipment Manufacturer ["OEM"] channel and a dispute over inventory shipped to a customer in India in June 2015.

        The Company has been able to make progress in restructuring the business. This progress includes the following highlights:

Operational improvements:

  •
  Selected by Sprint for its network densification and optimization strategy;

  •
  Improved the gross profit percentage in fiscal year 2017 to 26.9% from 16.2% in fiscal year 2016;

  •
  Reduced operating expenses by 26% in the twelve months of fiscal year 2017 compared to the same period in the previous year primarily through reduction in staff levels internationally;

Debt Facility:

  •
  Reduced outstanding debt on the Company's credit facility by $5,122 and $10,248 in the twelve months ending February 28, 2017 and February 29, 2016, respectively, by leveraging its working capital;

New Capital:

  •
  Raised $9,502 in cash (net of commissions and expenses) with a public offering in August 2016 and a registered direct offering in April 2016 which in both cases included common shares and warrants;

  •
  Received $4,180 in cash from the exercise of warrants during the twelve months ended February 28, 2017;

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN (Continued)

Other:

  •
  Initiated arbitration proceedings to seek resolution to its customer dispute in India.

        Despite the progress identified above, the Company remains in breach of the original terms of its debt facility, and has not yet been able to achieve a quarterly break-even level. See Note 11 for further details on the debt facility. The continued consumption of cash has raised substantial doubt about DragonWave Inc.'s ability to continue as a going concern. Management's plans to restructure the business, improve its financial results and overcome these difficulties include initiatives in a number of areas, including:

  •
  Targeting its sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Adjusting its business focus and resources away from Nokia in order to support new sales channels;

  •
  Renegotiating the terms of existing debt facilities, or finding new debt providers;

  •
  Actively investigating and pursuing alternative forms of financing;

  •
  Seeking to reduce fixed and variable operating expenses further, by tightly controlling discretionary spending and headcount growth;

  •
  Continuing to collect accounts receivable from customers in a timely manner;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Working closely with vendors to ensure supply continuity; and

  •
  Investigating strategic and financial alternatives that may be available including a potential sale of the Company, alternative debt and equity, and business combinations.

        In addition, the Company no longer complies with Nasdaq Listing Rule 5550(b)(1) due to its failure to maintain a minimum of $2,500 in shareholders' equity or any alternatives to such requirement, and was granted an extension to April 17, 2017 to remedy the deficiency. The Company did not regain compliance and has requested a hearing before the Nasdaq Listing Qualifications Panel to request a further extension. There can be no assurance that the Panel will ultimately grant an extension of the compliance period. Continued listing of its common shares on the Nasdaq increases the Company's ability to raise additional capital in the future. Trading of the Company's securities under the symbol "DRWI" on the Toronto Stock Exchange, the Company's primary listing, is not impacted by this decision.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, and accommodations from the Company's suppliers and credit lenders. It is possible that the plans described above may not be fully executed or may occur too slowly to solve the Company's current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern. Such adjustments could be material.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following includes estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, warrant liability, property and equipment amortization, tax valuation allowance, impairment of long-lived assets, vendor specific objective evidence, estimated selling price and estimated returns as it relates to revenue recognition, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the amounts reported in the consolidated financial statements and accompanying notes.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries that are primarily a direct and integral component or extension of the Company's operations, are translated into US dollars ["USD"] using the following: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in the consolidated statements of operations and comprehensive loss.

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment, which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's sales agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ["VSOE"] if available, third party evidence ["TPE"] if VSOE is not available, or estimated selling price ["ESP"] if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for both the undelivered items and the delivered items using ESP.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated sales return and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified that would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial instruments

        The Company classifies its financial instruments as assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition.

        The Company designated its cash and cash equivalents and foreign exchange contracts as assets held at fair value, which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable, accrued liabilities and the debt facility have been classified as other financial liabilities, which are measured at amortized cost. Liabilities held at fair value include the warrant liability, which is measured at fair value, with changes in fair value being recorded in net loss.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net loss in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ["NRV"]. The cost of inventory is calculated on a standard cost basis, which approximates weighted average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company regularly reviews inventory quantities on hand and records an impairment for excess and obsolete inventory based on factors including its estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

        The Company carries inventory for the purposes of supporting its product warranty. Standard warranty is typically 13 to 36 months, but the Company earns revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

        The Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. The Company recognizes accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment, research and development equipment	4 - 5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Other	3 - 5 years

Intangible assets

        Intangible assets include software and are amortized over their estimated useful life of between 2 and 3 years.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

        The Company reviews long-lived assets ["LLA"] such as property, equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company's share price, a significant decline in revenue or adverse changes in the economic environment.

        The LLA impairment requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company's asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.

        When indicators of impairment exist, LLA impairment is tested using a two-step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the asset group's estimated undiscounted future cash flows to the carrying amount of its net assets. If the net cash flows of the asset group exceed the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group. Fair values are determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the asset group's net assets exceeds the fair value of the Company, then the excess represents the maximum amount of potential impairment that will be allocated to the asset group, with the limitation that the carrying value of each separable asset cannot be reduced to a value lower than its individual fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.

        The Company reviews any changes in events and circumstances that have occurred on a quarterly basis to determine if indicators of LLA impairment exist.

Share-based compensation plan and employee share purchase plan

        The Company accounts for stock options granted to employees using the fair value method calculated by the Black-Scholes option pricing model. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus. The Company estimates the volatility at the date of grant based on the volatility of a group of comparator companies.

        The employee share purchase plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees are received and the cost of the matching shares is recorded in share capital, with the related debit applied to contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in loss.

11 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Loss per share

        Basic loss per share is calculated by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, the net loss available to common shareholders equates to the net loss.

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

Non-controlling interest

        Non-controlling interest consists of the minority-owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the Financial Accounting Standards Board ["FASB"] issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on its consolidated financial statements.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". The amendments in this Update simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company is currently assessing the impact this amendment will have on its consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash". The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on its consolidated financial statements.

3. NON-CONTROLLING INTEREST

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the year ended February 28, 2017, DragonWave HFCL India Private Limited paid a dividend excluding withholding taxes totaling $1,839 to its shareholders. The Company received $921 and the minority-owned portion received $918.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	February 28, 2017		February 29, 2016
Currency	USD Amount	% of Total	USD Amount	% of Total
US dollar	2,320	57.0%	1,600	37.4%
Canadian dollar	44	1.1%	39	0.9%
Indian rupee	1,279	31.4%	2,317	54.2%
Other	430	10.5%	321	7.5%

Total Cash and Cash Equivalents	4,073	100.0%	4,277	100.0%

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

4. CASH AND CASH EQUIVALENTS (Continued)

        In accordance with the fourth forbearance agreement which is valid until April 1, 2017 the Company is required to have a minimum of $1,000 held at Comerica Bank [2016 – $1,000].

        The Company could elect to repatriate funds from its foreign subsidiaries and this may result in withholding taxes.

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	February 28, 2017	February 29, 2016
Trade receivables	12,099	19,209
Allowance for doubtful accounts	(223)	(223)

Total trade receivables	11,876	18,986

        As at February 28, 2017, three customers exceeded 10% of the total receivable balance. These customers represented 21%, 17% and 15% of the trade receivables balance [2016 – two customers represented 52% and 16% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $82 related to bad debt expense for the year ended February 28, 2017 [2016 – expense of $240].

6. INVENTORY

        Inventory consists of the following:

	February 28, 2017	February 29, 2016
Raw materials	2,844	2,389
Work in progress	2,089	614
Finished goods	14,384	16,986

Total production inventory	19,317	19,989

Inventory held for customer service/warranty	2,098	2,713

Total inventory	21,415	22,702

        Cost of sales for the year ended February 28, 2017 was $32,102 [2016 – $72,324], which included $22,982 of product costs [2016 – $56,296]. The remaining costs of $9,120 [2016 – $16,028] related principally to the costs of sub-contractors for services, warehousing, freight, warranty, overhead and other direct costs of sales.

        For the year ended February 28, 2017, the Company recognized an impairment loss on inventory of $953 [2016 – $4,416], which included an impairment loss of $648 for inventory held by contract manufacturers that it does not expect to be fully used [2016 – $1,497].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

6. INVENTORY (Continued)

        The Company allocates overhead and labour to inventory. Included in cost of sales for the year ended February 28, 2017 were overhead and labour allocations of $753 [2016 – $1,746]. Included in inventory at February 28, 2017 were overhead and labour allocations of $454 [2016 – $551].

        The Company uses an outsourced manufacturing model in which most of the component acquisition and assembly of its products is executed by third parties. The Company's contract manufacturers currently have inventory intended for use in the production of its products, and the Company has purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. When a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, the Company may be required to take ownership of it. The value of the inventory held by the Company's primary contract manufacturer as at February 28, 2017 was $12,939 [2016 – $16,848].

7. OTHER CURRENT ASSETS

        Other current assets consist of the following:

	February 28, 2017	February 29, 2016
Deposits on inventory	368	670
Prepaid expenses	840	1,355
Indirect taxes receivable	388	610
Deferred financing costs	—	18
Receivable from contract manufacturers and other items	195	124

Total other current assets	1,791	2,777

8. PROPERTY AND EQUIPMENT

        Property and equipment are apportioned as follows:

	February 28, 2017			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test equipment, research and development equipment	24,627	22,736	1,891	2,655
Computer hardware	3,717	3,656	61	213
Production fixtures	2,633	2,228	405	559
Leasehold improvements	1,081	1,031	50	103
Other	1,600	1,490	110	172

Total	33,658	31,141	2,517	3,702

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

8. PROPERTY AND EQUIPMENT (Continued)

        Amortization expense relating to the above property and equipment was allocated to operating expenses as follows:

	February 28, 2017	February 29, 2016
Research and development	290	364
Selling and marketing	34	40
General and administrative	1,467	1,527

	1,791	1,931

        Amortization expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS

        Intangible assets are apportioned as follows:

	February 28, 2017			February 29, 2016
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Software	7,094	6,758	336	623

        For the year ended February 28, 2017, the Company recognized amortization of intangible assets of $369 [2016 – $577]. The Company estimates that it will recognize $181 and $155, respectively, for the next two succeeding years.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts payable and accrued liabilities are apportioned as follows:

	February 28, 2017	February 29, 2016
Trade payables	14,726	11,858
Accrued liabilities	5,061	5,830
Termination fee	3,351	3,337
Payroll related accruals	1,033	1,257
Warranty accrual	697	926
Income taxes payable	303	555
Capital lease obligation	35	69

Total accounts payable and accrued liabilities	25,206	23,832

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. Included in the changes was an agreement to a termination fee in the amount of $8,668 to be paid to Nokia in installments. Payments totaling $4,351 were made by the year ended February 29, 2016. As at February 28, 2017, the liability is valued at $3,351 and is considered short term in nature [2016 – $3,337 short term].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        Warranty accrual:

        The Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty, which vary by customer, product, or service and historical experience of returns and cost of repairs. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty accrual for the respective years:

	February 28, 2017	February 29, 2016
Balance at the beginning of the period	926	678
Accruals	1,314	2,057
Utilization	(1,543)	(1,809)

Balance at the end of the period	697	926

11. DEBT FACILITY

        On October 12, 2016, the Company signed a fourth forbearance agreement which is valid until April 1, 2017 against a credit facility with Comerica Bank and Export Development Canada which matured on June 1, 2016.

        This asset-based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short-term assets on hand. The Company had drawn $17,030 on the facility as at February 28, 2017 [2016 – $22,152] and $1,845 against its letter of credit facility [2016 – $1,853].

        The credit facility that was extended on January 6, 2014, matured on June 1, 2016 and is secured by a first priority charge on all of the assets of the Company and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and were expensed over the original 30-month term of the facility. During the year ended February 28, 2017, the weighted average debt outstanding was $17,916 [2016 – $29,765] and the Company recognized $1,300 in interest expense related to the debt facility [2016 – $2,007] and expensed $18 in deferred financing cost [2016 – $55].

        The credit facility contains financial covenants including minimum tangible net worth requirements, minimum cash levels to be held at Comerica Bank and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six-month period.

        The fourth forbearance agreement identified new minimum covenant levels reflecting the Company's revised financial plans. The forbearance agreement includes a requirement to hold a minimum of $1,000 at Comerica Bank. In addition, the forbearance agreement reduces the facility commitment from $40,000 to $30,000, includes additional compliance requirements and implements more frequent monitoring. Warrants to purchase 375,000 common shares were agreed to be issued to the lenders at an exercise price of $4.00 per share and will expire five years from the date of issuance. The expense associated with the warrant issuance was calculated using a Black-Scholes warrant pricing model and recognized rateably over the term of the

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

11. DEBT FACILITY (Continued)

forbearance agreement which expired on April 1, 2017. In the twelve months ending February 28, 2017, the Company recognized an expense of $442 in deferred financing costs relating to these warrants.

        As at May 26, 2017, the Company's fourth forbearance agreement had expired, and a new forbearance agreement has not yet been agreed.

12. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share at an exercise price of $2.80 per share following the August 8, 2016 public offering, until September 23, 2018, subject to certain adjustments. Upon issuance, the Company recognized a liability in the amount of $6,425 for the warrants. See Warrants section for further details.

        On February 2, 2016, the Company effected a share consolidation of the Company's common shares at a ratio of 1-for-25. As a result of the share consolidation, every 25 shares of the issued and outstanding common shares consolidated into one newly-issued outstanding common share. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in these consolidated financial statements.

        On April 11, 2016, the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. After deducting commissions and listing expenses, the Company realized net proceeds of $4,014. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021. Upon issuance, the Company recognized a liability in the amount of $1,137 for the warrants. See Warrants section for further details.

        On August 8, 2016 the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one five-year warrant [the "Long-Term Warrant"] to purchase one common share and two six-month warrants [the "Short-Term Warrant"]. Each Class B unit consisted of a pre-funded warrant [the "Pre-Funded Warrant"] to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. Upon

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

issuance, the Company recognized a liability in the amount of $4,672 for the warrants. See Warrants section for further details.

Share-based compensation plan

        On June 20, 2014, the Shareholders approved the adoption of a new Share-based Compensation Plan [the "Plan"] to replace the Previous Plan. The Plan includes provision for granting of performance share units ["PSUs"], restricted share units ["RSUs"], deferred share units ["DSUs"], Bonus Shares (as defined in the Plan) and options to purchase common shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering common shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the common shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate between six months to four years from the date of the option grant. All remaining outstanding options expire five years from the grant date, or upon termination of employment. The maximum number of common shares issuable under the Plan is 730,522, which represents 10% of the common shares issued and outstanding as at February 28, 2017.

        The following is a summary of stock option activity:

	February 28, 2017		February 29, 2016
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening balance	276,728	$32.82	159,421	$76.34
Granted	324,895	$4.36	172,974	$8.64
Exercised	(18,220)	$3.05	—	$—
Expired	(54,079)	$61.43	(55,667)	$82.34

Closing balance	529,324	$13.45	276,728	$32.82

        The following table shows the weighted average values used in determining the fair value of options granted during the three months ended February 28, 2017 and February 29, 2016:

	February 28, 2017	February 29, 2016
Volatility	75.0%	95.6%
Risk-free rate	1.05%	0.58%
Dividend yield	Nil	Nil
Average expected life	4 yrs	4 yrs

        The 324,895 options granted during the year ended February 28, 2017 were determined to have a fair value of $773 [2016-172,974 options valued at $683].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 28, 2017:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)	Quantity of options	Weighted average remaining contractual life (yrs)	Weighted average exercise price (CAD)
$3.00	$3.34	84,639	3.75	$3.00	83,389	3.73	$3.00
$3.35	$3.83	232,990	4.54	$3.66	—	—	—
$3.84	$6.78	75,050	4.20	$6.16	725	3.63	$4.00
$6.79	$46.88	63,688	2.95	$21.19	37,477	2.61	$24.01
$46.89	$73.50	72,957	1.54	$57.59	62,745	1.45	$58.21

		529,324	3.76	$13.45	184,336	2.73	$26.07

        The Company has recognized $750 for the year ended February 28, 2017 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [2016 – $941]. Stock compensation expense was allocated to operating expenses as follows:

	February 28, 2017	February 29, 2016
Research and development	182	172
Selling and marketing	239	204
General and administrative	329	565

	750	941

        As at February 28, 2017, compensation costs not yet recognized relating to stock option awards outstanding are $1,276 [2016 – $1,476] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the year ended February 28, 2017 is $29 [2016 – nil].

        The intrinsic value associated with outstanding and fully vested options as at February 28, 2017 is nil [2016 – nil].

Restricted Share Units

        The Company has recognized nil for the year ended February 28, 2017 as compensation expense for RSUs, with a corresponding credit to contributed surplus [2016 – $39].

Restricted shares and employee share purchase plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 28, 2017, a total of 1,051 common shares were purchased by employees at fair market value, while the Company issued 259 common shares, net of forfeitures,

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

as its matching contribution during the year ended February 28, 2017. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest, with a corresponding credit to contributed surplus. The total fair value of the shares earned during the year ended February 28, 2017 was $8 [2016 – $13]. The fair value of the unearned ESPP shares as at February 28, 2017 was $1 [2016 – $8]. The number of shares held for release, and still restricted under the plan, as at February 28, 2017 was 259 [2016-978].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 5,050 common shares of the Company at a price of $88.75 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company.

        On September 23, 2013, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 on a pre-consolidation basis, for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576, of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued – 8,932,500). Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $2.80 per share until September 23, 2018 following the August 8, 2016 equity financing undertaken by the Company. In the event of a fundamental transaction, the Company may be required to settle the warrants with a cash payment. As a result, the Company recognized a warrant liability of $6,425, which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Change in fair value of warrant liability" in the consolidated statements of operations and comprehensive loss. As at February 28, 2017, 738,750 warrants were outstanding. During the year ended February 28, 2017, the Company realized a loss in the amount of $75 in the consolidated statement of operations and comprehensive loss which represented the change in fair value of the remaining warrant liability of $7.

        On August 1, 2014, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CAD on a pre-consolidation basis for aggregate gross proceeds of $28,670 CAD. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase 1/25th of one common share of the Company at an exercise price of $56.25 CAD per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275, of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized a warrant liability of $2,551, which represented the estimated fair value of the liability as at August 1, 2014. During the year ended February 28, 2017, the Company realized a gain in the amount of $117 in the consolidated statements of operations and comprehensive loss which represented the change in fair value of the warrant liability.

        On April 11, 2016, the Company completed a registered direct offering. Under the terms of the offering, the Company issued and sold 599,998 units at $7.25, for aggregate gross proceeds of $4,350. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $8.50 per share until April 11, 2021, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $428 of which $92 was expensed

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

12. SHAREHOLDERS' EQUITY (Continued)

as the proportionate warrant costs. As a result of the offering, the Company issued 299,999 warrants and recognized a warrant liability of $1,137, which represented the estimated fair value of the liability as at April 11, 2016. During the year ended February 28, 2017, the Company realized a gain in the amount of $1,038 in the consolidated statements of operations and comprehensive loss, which represented the change in fair value of the remaining warrant liability of $99.

        On August 8, 2016, the Company completed a public offering. Under the terms of the offering, the Company issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6,000. After deducting commissions and expenses, the Company realized net proceeds of $5,277. Concurrent with the underwritten public offering in the United States, the Company issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $211. Each Class A unit consisted of one common share, one Long-Term Warrant to purchase one common share and two Short-Term Warrants. Each Class B unit consisted of a Pre-Funded Warrant to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share. The Pre-Funded Warrants were fully exercised on August 25, 2016. Equity issuance expenses relating to the offering totaled $723, of which $469 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued 1,854,044 Long-Term Warrants and 3,708,088 Short-Term Warrants and recognized a warrant liability of $4,672, which represented the estimated fair value of the liability as at August 31, 2016. As at February 28, 2017, 1,854,044 Long-Term Warrants were outstanding. During the year ended February 28, 2017 the Company realized a gain in the amount of $3,162 in the consolidated statements of operations and comprehensive loss, which represented the change in fair value of the remaining warrant liability of $984.

        The following is a summary of granted warrants:

	February 28, 2017
	Warrants Granted	Shares Purchasable	Exercise Price	Termination date
May 2007 Issuance	31,562	1,262	$88.75 CAD	May 30, 2017
September 2013 Issuance	738,750	29,550	$2.80	September 23, 2018
April 2016 Issuance	299,999	299,999	$8.50	April 11, 2021
August 2016 Issuance – Long-Term Warrants	1,854,044	1,854,044	$4.37	August 8, 2021

Sub-total warrants issued and outstanding	2,924,355	2,184,855

Comerica Warrants – granted but not issued	375,000	375,000	$4.00	five years from issuance date

Total warrants granted	3,299,355	2,559,855

        The warrants to Comerica were granted but not issued at February 28, 2017. See Note 11 for further details on these warrants.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

13. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to shareholders by the weighted average number of common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at February 28, 2017, a total of 529,324 options and 3,299,355 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

        The following table illustrates the net loss per share during the year ended February 28, 2017 and February 29, 2016 excluding the effect of outstanding options and warrants:

	Twelve months ended
	February 28, 2017	February 29, 2016
Net loss attributable to shareholders	(15,888)	(42,304)
Weighted average number of shares outstanding	4,879,738	3,019,259

Basic net loss / dilutive net loss per share	$(3.26)	$(14.01)

14. COMMITMENTS AND CONTINGENCIES

        Future minimum operating lease payments per fiscal year that relate to office and warehouse space in various countries as at February 28, 2017 are as follows:

2018	1,074
2019	915
2020	905
2021	905
Thereafter	660

4,459

        For the year ended February 28, 2017, the Company incurred rental expenses of $1,357 [2016 – $1,590].

        In January 2016, a customer in India initiated an arbitration process with the Company to resolve the dispute over inventory shipped to this customer in June 2015, with a carrying amount of $4,707. The customer has now submitted its claim statement, which discloses an aggregate claim amount of approximately $6,425 in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. The Company believes that the claim has no merit. The Company has not recognized the revenue related to this shipment and has recorded the cost of the inventory provided to the customer as an asset with a value of $4,600. The Company has not received any payment with respect to this inventory. The Company submitted a counter-claim in June 2016 for the full value of the contract and damages. Frequent arbitration meetings have been held to date and are planned during the first half of calendar 2017. No decision has been made as of the date of this report and the outcome of this matter is not determinable.

        In the normal course of business, the Company is subject to patent infringement complaints. The Company defends itself vigorously in these matters and does not believe any known complaint is material.

        See Note 6 for the discussion on the purchase order commitments with contract manufacturers.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

15. SUPPLEMENTAL CASH FLOW INFORMATION

	February 28, 2017	February 29, 2016
Changes in non-cash working capital balances:
Trade receivables	7,110	29,640
Inventory	1,287	1,592
Other current assets	986	3,074
Accounts payable and accrued liabilities	1,429	(16,880)
Deferred revenue	(1,468)	810

	9,344	18,236

16. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2017	February 29, 2016
Assets held at fair value (A)	4,073	4,277
Loans and receivables (B)	12,071	19,110
Other financial liabilities (C)	41,201	44,434
Liabilities held at fair value (D)	1,090	120

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable and accrued liabilities, payroll-related accruals, debt facility and termination fee

(D)
Includes warrant liability

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 – Significant unobservable inputs that are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

16. FINANCIAL INSTRUMENTS (Continued)

        The warrant liability is classified as Level 3 as it is measured at fair value calculated by the Black-Scholes model using significant unobservable inputs. Significant assumptions used as at February 28, 2017 for the warrants include a dividend yield of 0%, volatility of 75%, and a risk-free spot rate term structure.

        The Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	February 28, 2017	February 29, 2016
	Level 3	Level 3
Financial Liabilities
Warrant liability	1,090	3

        A reconciliation of the Level 3 warrant liability measured at fair value for the year ended February 28, 2017 follows:

	Level 3
	Warrants	$
Balance at February 29, 2016	2,088,750	3
Issuance of warrants	5,862,131	5,809
Exercise of warrants	(3,107,572)	(527)
Expiry of warrants and change in fair value of warrant liability	(1,950,516)	(4,195)

Balance at February 28, 2017	2,892,793	1,090

Interest rate risk

        Cash and cash equivalents and the Company's debt facility, which has interest rates with market rate fluctuations, expose the Company to interest rate risk on these consolidated financial instruments. Interest expense, excluding deferred financing costs, recognized during the year ended February 28, 2017 was $1,446 on the Company's cash and cash equivalents, and debt facility [2016 – expense of $1,959].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on trade receivables and other receivables, and cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. As at February 28, 2017, if the US dollar had appreciated by 1% against all foreign currencies to which the Company is exposed, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $43 for the year ended February 28, 2017 [2016 – increase of $27], with an equal and opposite effect if the US dollar had depreciated by 1% against all foreign currencies as at February 28, 2017.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

16. FINANCIAL INSTRUMENTS (Continued)

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 28, 2017, the Company had cash and cash equivalents totaling $4,073 [2016 – $4,277]. See Note 1 for further discussion of liquidity risk associated with the Company and Note 11 for details of the debt facility requirement.

17. SEGMENTED INFORMATION

        The Company operates in one operating segment – broadband wireless backhaul equipment.

        The following table presents total net book value of property, equipment and intangible assets by geographic location:

	February 28, 2017		February 29, 2016
	Amount	%	Amount	%
Canada	1,586	56%	1,860	43%
Malaysia	786	28%	1,492	34%
Other	481	16%	973	23%

Total	2,853	100%	4,325	100%

        The Company analyzes its sales according to geographic region and targets product development and sales strategies by region. The following tables present total revenue by geographic location through direct and indirect sales and through its OEM partner, Nokia:

	Year Ended February 28, 2017				Year Ended February 29, 2016
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue
Canada	2,648	—	2,648	6%	2,255	—	2,255	3%
Europe, Middle East and Africa	4,825	10,287	15,112	34%	6,753	31,109	37,862	44%
India	4,391	301	4,692	11%	13,993	3,787	17,780	21%
United States	13,261	—	13,261	30%	19,577	19	19,596	23%
Rest of World	7,661	542	8,203	19%	6,095	2,707	8,802	9%

	32,786	11,130	43,916	100%	48,673	37,622	86,295	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

18. ECONOMIC DEPENDENCE

        For the year ended February 28, 2017, the Company was dependent on three key customers with respect to revenue. These customers represented approximately 25%, 14% and 13% of sales during that twelve month period [2016 – three customers represented 44%, 15% and 11%].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

19. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	February 28, 2017	February 29, 2016
Canada	(14,156)	(22,994)
Luxembourg	(2,004)	(7,222)
India	728	1,756
China	414	706
Other	104	(11,535)

	(14,914)	(39,289)

        Income tax expense, both current and deferred, relates to jurisdictions outside of Canada where losses are not sufficient to cover the tax liability in the region. For the year ended February 28, 2017, the current income tax expenses were $931 [2016 – $434] and the deferred income tax expense (recovery) was ($148) [2016 – $1,841].

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net loss, for the following reasons:

	2017	2016
Loss before income taxes	(14,914)	(39,289)
Statutory income tax rate	26.5%	26.5%
Expected income tax recovery	(3,952)	(10,412)
Foreign tax rate differences	563	578
Non-deductible expenses and non-taxable income	(785)	37
Change in valuation allowances	4,967	6,043
Share issue costs	(156)	—
Goodwill impairment	—	4,420
Foreign bank, minimum and withholding taxes	353	—
Prior year adjustments	(183)	1,444
Other	(24)	165

	783	2,275

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

19. INCOME TAXES (Continued)

        The Company's deferred tax assets and liabilities include the following significant components:

	2017	2016
Income tax loss carryforwards	44,541	39,322
Capital loss	19,011	19,011
Research and development tax credits	13,180	13,180
SR&ED expenditures	6,872	6,872
Book and tax differences on assets	960	1,256
Share issue expenses	529	443
Income and expense reserves	194	236

Total gross deferred tax assets	85,287	80,320

Valuation allowance	(85,287)	(80,320)

Income and expense reserves	(148)	(294)

Net deferred tax liability	(148)	(294)

        As at February 28, 2017, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $155,054, United States – $7,783, Luxembourg – $38,165. The Company also has capital losses being carried forward in the following jurisdictions: Canada – $16,302; United States – $45,543.

        The losses in Canada expire starting in fiscal 2031 until fiscal 2037. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

        The losses in the U.S. expire between fiscal 2022 and fiscal 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. The acquisition of Axerra Networks, Inc. by the Company resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc. that may be used has been calculated as $521.

        As at February 28, 2017, the Company had $14,720 of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2022. In addition, the Company had provincial research and development tax credits of $2,361, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As at February 28, 2017, the Company has not recorded any liabilities associated with uncertain tax positions.

        The Company remains subject to examination by tax authorities in Canada for years 2011 to 2017 and in the major jurisdictions for tax years 2012 to 2017.

20. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year. The Company reclassified an amount of $902 from hardware revenue to service revenue to conform with the current fiscal year presentation.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US$000's except share and per share amounts

21. SUBSEQUENT EVENT

        On March 17, 2017, the Company issued 1,198,666 common shares in a Registered Direct Offering, and concurrently in a private placement, issued warrants to purchase 599,333 common shares exercisable in the future at an exercise price of $1.50. The price per common share and one half of a warrant was $1.50 and resulted in total gross proceeds to the Company of $1,798. The warrants are not exercisable for six months and one day from issuance and will expire five years from the date of issuance.

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QuickLinks

  Exhibit 99.3
INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US$000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US$000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US$000's
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY) Expressed in US$000's except share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US$000's except share and per share amounts